UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 30, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer

Earnings Release

1st quarter of 2025
(BRGAAP)


Santander

Santander

Index

Earning Release of the 1st quarter of 2025 (BRGAAP)

The 1Q25 results reflect our focus on executing the strategy built over the past few years, grounded in an even more diversified, resilient, and profitable operation. Accordingly, we recorded a net profit of R$ 3.9 billion and a return on equity of 17.4%, thereby sustaining profit and profitability levels of the last quarter of 2024, despite a more challenging domestic and international macroeconomic environment.

In credit, we are still focused on strategic businesses, keeping our strict discipline in capital allocation, while concentrating on higher profitability lines and good asset quality. In funding, we continue to make progress in our funding mix with a greater share of Individual clients. As for loan quality, NPLs 90 days remain under control and in line with our target portfolio and the macroeconomic environment, whereas in efficiency, we continue to leverage our productivity culture, achieving our best ratio in 3 years.

We maintain our obsessive focus on transforming both the experience and the journey of our customers; this quarter exemplifies this focus with our "One App", which enhances the relationship with our customers by making it significantly more personalized, integrated, and efficient – we are building a single and continuous conversation with all customers. Additionally, we have evolved in the payment experience by launching our proximity Pix and "click-to-pay", combining innovation, convenience, and security. Furthermore, we have advanced in hyper-personalization to provide unique experiences to our customers, understanding and serving them in a much deeper and customized manner.

We are also making progress with our strategic levers to drive the business forward: (i) in our Consumer Finance, we are the largest consumer finance business in the country and a leader in electric vehicles, with streamlined journeys and major advancements in lending, particularly within the highest ratings; (ii) in SMEs, we are reaping the benefits of improved service and increased productivity, customer satisfaction, and profitability, taking advantage of the renewal of the offering we launched in previous quarters; (iii) in cards, a key lever for transactionality, we launched the new "Santander Shopping", where customers have access to products offered by major retailers directly from the app. We also remain focused on the quality of our cardholder base, as over half of the portfolio is concentrated in the Select segment; and (iv) in Individuals, we have simplified our segmentation and offerings, enabling enhanced multichannel and personalized service as well as reinforcing the Santander and Select brands.

In 2025, we aim to keep transforming our relationship with customers; beyond being the "primary bank", we want each customer to feel like they are Santander's "primary customer".

Aware that we play a vital role in the transition to a more inclusive and sustainable economy, we continue on the path of sustainable ROAE evolution, with a disciplined approach to capital allocation, anchored by our strategic pillars and constant transformation alongside our customers, employees, shareholders, and society.

MARIO LEÃO
CEO OF SANTANDER BRASIL

Financial Highlights | 1Q25

Expanded Loan Portfolio
R$ 682.3 billion (-0.1% QoQ and +4.3% YoY)

Discipline in capital allocation prioritizing lines with greater profitability

Recurring cost of risk
3.7% (+0.3 p.p. QoQ and stable YoY)

Increase associated with implementation of CMN Resolution No. 4,966/21

Funding balance
R$ 651.5 billion (+0.9% QoQ and +4.5% YoY)

Progress in the funding expansion plan, with a focus on Individuals

ROAE
17.4%

(-0.2 p.p. QoQ and +3.3 p.p. YoY)

Net Interest Income
R$ 15.9 billion (-0.4% QoQ and +7.7% YoY)

Slight decrease in the quarter due to less working days and markets results

Fees
R$ 5.1 billion (-6.9% QoQ and +5.1% YoY)

Decrease in the quarter due to seasonal effects

Expenses
R$ 6.6 billion (-2.9% QoQ and +4.4% YoY)

Strict expense control, showing a positive evolution in the efficiency ratio

Net Profit
R$ 3.9 billion

(+0.2% QoQ and +27.8% YoY)

Strategy progress:

Customer Centricity | Transactionality | Credit | Investments | Culture and People

Customer Centricity

Technological evolution to serve our customers where, how and when they desire

Integrated customer perspective

We remain focused on being the most present bank in our customers' lives. Our customer-centric strategy translates into sustainable growth of our customer base, especially among customers with primacy[1], the evolution of satisfaction as measured by the NPS, and increased profitability. We expanded our customer base by 8% YoY, reaching 70.7 million. Individuals' customers with primacy grew by 17% over the year.

The evolution of our business model, utilizing technology extensively to serve customers when, how, and where they desire, enables continuous enhancement of their journey, with product offerings better suited to their profile, always focusing on primacy. To drive the recovery of our profitability, we will leverage our three pillars of primacy: transactionality, credit, and investments. We believe that stability across our channels is paramount to deliver the best customer experience. Thanks to our effort and constant investment in this aspect, we were able to maintained the 1st place on Downdetector.

Customers

Total
70.7 million
(+8% YoY)

Customers with primacy[1]
+17% YoY

Active
33.2 million
(+7% YoY)

Downdetector evolution


#5
#1
#1
#1
2022
2023
2024
1Q25

Obsession with a complete customer experience

We are constantly striving to improve our offerings and customer service by combining human contact with the digital environment to bring the best experience at every touchpoint with the Bank. In the digital channel, we continue to evolve technologically, with increasingly simpler and more comprehensive journeys. In 2025, we launched the *One App*, thereby reducing our number of applications, providing simplified journeys, and maintaining a single conversation with each customer. Additionally, we invest heavily in technology to have the best payment experience in the market.

In the assisted channels, which encompass our physical and remote channels, our service model positions the store as a convenience channel and a component of a comprehensive multichannel offering. With a focus on being increasingly solution-oriented to enhance our customers' experience, achieving a first-call resolution rate reached 97% in the remote channel.

Individuals

NPS 63 — +10 points in 2 years

Digital channel

App Mobile NPS


73
73
74
75
75
1Q24
2Q24
3Q24
4Q24
1Q25

Assisted channel


Remote Channel
Store NPS
73 70
74 76
78 80
78 80
79 80
1Q24
2Q24
3Q24
4Q24
1Q25

(1) Considering transactionality, loans, and investments, requiring at least two of these verticals for the bank to be considered as the primary one for individual's customer.

Strategy progress:

Transactionality



Fundamental pillar for customer primacy

Booster for the revenue diversification strategy

Focus on being present in the daily lives of our customers

Cards

Key driver of transactionality

We consider cards as a key transactionality lever, serving as a business driver. This quarter, we sustained an increasing recurrence in the use of our cards, which reflects the rise in credit transaction volume (+6% YoY), average spending growth (+11% YoY) and expansion of the active customer base[1], contributing to a consistent and sustainable growth in credit turnover (+12% YoY). Currently, 88% of our card customers are account holders, who are customers with a better risk profile, representing a 2 p.p. expansion over the year. In line with this more qualified base, we hold 55% of our portfolio in Select clients. We remain focused on being increasingly present in our customers' lives, constantly seeking to improve their relationship and experience. Given our aim to boost customer transactionality, we have also launched the new "Santander Shopping", with increasing value creation.

By leveraging our global presence, we are building a new cloud-based single card platform with the Santander Group, allowing for the exchange of experiences and functionalities, and providing greater agility, differentials and benefits to customers. In the high-income segment, we offer Select Global, a digital international account with a card accepted in over 200 countries, delivering a unique experience to the customer.

Transactionality on the segments

Transactionality serves as a catalyst for our revenue diversification strategy, which has been increasingly evolving. In individual retail customers, we simplified segmentation, reinforcing multichannel and personalized service, as well as reducing the complexity of our offerings. In SMEs, we continue to strengthen our leadership by promoting a journey that is ever simpler, more intuitive, and digital for our clients, also boosted by our comprehensive partnership with Getnet. This has allowed us to boost our net profit by 19% in two years.

1) Active customers with credit card.

Strategy progress:

Credit

Credit serves as a complementary component to transactionality and investments, with hyper-personalization contributing to maximize the customer experience. We focus on data-driven prospection with reduction of the acquisition cost and real-time customized offers. We also have adopted an increasingly smarter approach through Open Finance for SMEs and Individuals.

SMEs

Wide presence and competitive advantages to drive business growth

We are closer, more available, and integrated into our customers' businesses with an offering that prioritizes the primary relationship. We continue to expand the SMEs segment through greater transactionality, consistent lending, and increased funding, with continuous improvement in our customers' experience and personalized offerings tailored to their needs. Our SMEs expanded loan portfolio reached R$ 85 billion, representing a growth of 9% over the year. Additionally, we revamped our service offering and model last year, invested in bolstering our team of specialists, and kept our focus on digitizing our processes, as well as investing on strengthening our brand. This has enabled us to provide better service, while enhancing productivity, customer satisfaction, and business profitability.

Individuals

Focus on asset quality and profitability

We are focused on the quality and profitability of our lending operations through selective growth and by favoring the overall relationship with our customers. We achieved R$ 269 billion in our expanded loan portfolio in the individual segment (disregarding the Individuals in Consumer Finance), an increase of 3% year-on-year. We maintain discipline in lending, focusing on the quality and profitability of our assets, rising 3% in the segment's revenue for the year, while the NPL over 90 ratio remained stable in the period. In terms of subsegments, the Select segment grew revenues by 11% YoY and have a 32% lower NPL compared to other individual segments. In the mass income segment, we continue to make progress with hyper-personalization and a focus on all-around customer relationship, coupled with a 11% YoY reduction in the cost to serve, thereby improving our efficiency.

Santander Financiamentos

Consumer Finance as the highlight in the credit pillar

We remain a benchmark for convenience, with a streamlined process for obtaining financing in just 4 clicks, and high-quality customer service from the very first interaction. These factors, combined with robust commercial teams and distribution networks, as well as strategic partnerships with 6 of the 10 largest automakers, enable us to sustain our leadership in the individual auto loan segment in the country, holding a 22% market share[1]. We are also leaders in electric vehicles, with a share of 50%.

We reached a loan portfolio of R$ 84 billion in the quarter (+16% YoY), driven by auto loans, which totaled a portfolio of R$ 75 billion (+16% YoY). We are focusing on selective, qualified, and profitable growth, achieving R$ 11.2 billion in origination for the quarter, with 81% in the highest ratings. We also maintained NPL ratios (over 90) under control, attaining a reduction of 0.6 p.p. in the year. Moreover, we continue to explore product cross-selling opportunities. This has resulted in a high level of customer satisfaction, with an NPS of 91.

(1) Data-base: February/25.

Strategy progress:

Investments

Expansion of the funding plan

Focus on expanding retail funding by leveraging the robustness of Toro and Santander. Building the best investment platform in the market, grounded in a humanized relationship with scale and digital excellence.

The combination of Toro and Santander's offerings creates a full investment ecosystem, featuring unique advisory and curation, while providing a comprehensive range of financial products customized for each investor's profile.

Digital DNA in an open platform providing the best experience in investments

Close and specialized human channel with a full-banking offering



Toro	+21% Active customers in two years	+55% AuC in two years

Individuals

We continue to evolve in our funding expansion plan, focused on Individual customers. Thanks to our initiatives, the share of Individual customers in the funding mix grew by 3 p.p. over in two years.

The individual investor client base, meaning those with investments exceeding R$ 100,000, increased by 8% YoY.

Santander AAA

With the customer in mind, we are combining cutting-edge technology with artificial intelligence to further customize their experience.

With 1,800 advisors, we have seen an improvement in the satisfaction of our customers, reflected in an NPS of 82 (stable QoQ).

Strategy progress:

Customer Centricity | Transactionality | Credit | Investments | **Culture and People**

Our people are the greatest lever for delighting our customers

We continue to strengthen our organizational culture, which has the purpose of helping people and businesses prosper. Our employees highlight that teamwork, collaboration, and an inclusive environment are among the top reasons for pride in being part of the Group.

Taking initiative and innovation gain prominence, accelerating digital transformation and enhancing personalized offerings for the most diverse segments of society.

We achieved an eNPS[1] of 79 points in our Your Voice survey, an important tool that enables us to gauge the organization's pulse and establish actions for the constant evolution of Santander.



Inclusive culture

37% Black and brown employees
- +6 p.p. in 2 years
- +1 p.p. YoY

36% Women in leadership roles
- +2 p.p. in 2 years
- +1 p.p. YoY

Continuous learning

Growth opportunities are democratized and within everyone's reach. We invest in fostering an environment where each professional engages in continuous learning and, from that, takes the lead in building their own career.

91% of employees participated in training during the year

53% of all courses are taught by internal instructors

Well-being

The health and well-being of employees are non-negotiable for Santander. We focus on Physical, Emotional, Social and Financial well-being of our employees.

(1) eNPS (Employee Net Promote Score) – medição do nível de satisfação dos colaboradores.

Strategy progress:

Sustainability

Our sustainability history started over 20 years ago. Throughout this period, we have undergone a journey of significant evolution, during which we have refined our programs, businesses and governance pertaining to the theme.

In this journey, the highlights are the assessment and mitigation of social, environmental, and climate risks when providing loans to projects and companies; the generation of businesses that support customers' transition towards a low-carbon economy; and the building of a more inclusive society through actions in education, employability and entrepreneurship, in addition to financial and social inclusion. Many of these initiatives are accompanied by global goals in areas where we have the greatest potential impact, such as climate, financial and cultural inclusion. To ensure proper governance of this process, we rely on robust policies and controls, supported by senior leadership.



Main highlights of the quarter:

- We enabled R$ 9.7 billion in sustainable business and achieved a portfolio[1] of R$ 40.2 billion, which includes green bond issuances, clean energy financing, and dedicated product options.
- We maintained our market leadership in CBIOS (carbon credits) with a 41% market share.
- At Prospera Santander Microfinance, delivering financial solutions to entrepreneurs, we attained a loan portfolio of R$ 3.3 billion, up by 7% YoY, with 1.1 million customers, covering more than 1.7 thousand municipalities across the nation.
- Through actions that support education, we benefited 9,200 individuals over the period with courses and scholarships, totaling an investment of nearly R$ 7 million.
- We launched the "Skills Have No Limits" program, a journey for hiring and training professionals with disabilities.
- We obtained an A- rating by the CDP, the largest global database on corporate practices concerning climate change, emissions, water, and forests.

(1) Portfolio includes operations that qualify under Santander's Sustainable Finance and Investment Classification System ("SFICS").

1st quarter 2025 Performance Analysis

The performance in the first quarter of 2025 reflects our focus on the consistent execution of our strategy, resulting in the preservation of profitability and net profit levels.

It is important to note that from 2025 onwards, our earnings will be reported according to new regulatory standards, particularly in light of CMN (National Monetary Council) Resolution No. 4,966/21, which changes the concept of loan loss provisions, origination cost criteria, and accounting treatment of income statement lines, affecting comparability between periods.

Total revenues showed a positive evolution, as net interest income expanded by 7.7% for the year, with an increase in client NII (+9.5% YoY), driven by higher volumes and spreads. In the quarterly comparison, net interest income remained virtually stable (-0.4%), displaying good performance from both credit and funding NII offsetting quarterly seasonality.

Fees experienced a decrease in the quarter (-6.9%), partly attributed to seasonal factors and in part due to revenues that have been reclassified to net interest income, according to resolution 4,966. For the year, fees rose by 5.1%, as we kept the focus on diversifying our revenues, pursuing a more balanced mix between credit and services. When adjusted for the reclassification effects, fees would have declined by 4.6% in the quarter and grown by 7.8% over the year.

The expanded loan portfolio remained stable in the quarter and showed a 4.3% increase over the year by maintaining discipline and focusing on portfolio risk diversification while optimizing risk-weighted profitability.

Regarding funding, we were nearly stable on a quarterly basis (+0.9%), along with a 4.5% growth compared to the previous year, driven by our pursuit of a more balanced mix between individual and business clients, reaching a 45% share from the individual segment, an increase of 0.5 p.p. this quarter and 2 p.p. for the year.

Regarding loan quality, the NPL 90 days ratios remain under control, while the cost of risk will adopt a new methodology starting from 2025, thus not being comparable to prior periods.

Expenses rose by 4.4% over the year, below the growth of revenues and inflation, reflecting efficient cost management. On a quarterly basis, there was a 2.9% reduction in expenses, evidencing our strict expense control during the period and allowing for continuous improvement in our efficiency ratio, which stood at 37.2% in the quarter (-2.5 p.p. YoY), the lowest level in 3 years.

The quarterly net profit amounted to R$ 3.9 billion, rising by 27.8% from the previous year and stable from last quarter, resulting in a ROAE of 17.4%, meaning growth of 3.3 p.p. YoY and a decline of 0.2 p.p. in three months. We maintain our commitment to pursuing sustainable long-term results through a solid and diversified balance sheet, fueled by an obsession with excellence in our customers' experience.

GUSTAVO ALEJO,
CFO OF SANTANDER BRASIL

Quarterly Highlights
(1Q25 x 1Q24)

Managerial Net Profit
R$ 3.9 billion — +27.8%

Expanded loan portfolio
R$ 682 billion — +4.3%

Funding from Clients
R$ 651 billion — +4.5%

Client NII
R$ 15.8 billion — +9.5%

Market NII
R$ 97 million — -70.9%

Recurring Cost of Risk
3.7% — stable

Efficiency ratio
37.2% — -2.5 p.p.

ROAE
17.4% — +3.3 p.p.

Executive Summary

R$ million	1Q25	4Q24	1Q25 x 4Q24	1Q24	1Q25 x 1Q24
Managerial Net Profit	3,861	3,855	0.2%	3,021	27.8%
Performance indicators					
Managerial return on average equity[1] - annualized	17.4%	17.6%	-0.2 p.p.	14.1%	3.3 p.p.
Managerial return on average asset[1] - annualized	1.2%	1.2%	0.03 p.p.	1.0%	0.2 p.p.
Efficiency ratio[2]	37.2%	38.0%	-0.8 p.p.	39.7%	-2.5 p.p.
Recurrence ratio[3]	78.1%	81.5%	-3.3 p.p.	77.6%	0.6 p.p.
NPL ratio (15 to 90 days)	4.1%	3.7%	0.4 p.p.	3.8%	0.3 p.p.
NPL ratio (over 90 days)	3.3%	3.2%	0.1 p.p.	3.2%	0.2 p.p.
Coverage ratio (stage 3)	109.5%	-	-	-	-
Balance sheet	**Mar/25**	**Dec/24**	**Mar/25 x Dec/24**	**Mar/24**	**Mar/25 x Mar/24**
Total Assets	1,234,641	1,335,238	-7.5%	1,169,476	5.6%
Loan portfolio	546,265	549,657	-0.6%	525,353	4.0%
Total expanded loan portfolio[4]	682,293	682,693	-0.1%	654,020	4.3%
Funding from clients[5]	651,486	645,526	0.9%	623,427	4.5%
Equity	90,544	90,744	-0.2%	87,029	4.0%
BIS ratio	14.3%	14.3%	0.1 p.p.	14.5%	-0.1 p.p.
CET1 ratio	11.1%	11.0%	0.1 p.p.	11.4%	-0.3 p.p.
Shares Indicators	**1Q25**	**4Q24**	**1Q25 x 4Q24**	**1Q24**	**1Q25 x 1Q24**
Market Cap (R$ million)	99,507	88,900	11.9%	106,364	-6.4%
Managerial Net Profit by unit (R$) - annualized	4.13	4.13	0.0%	3.24	27.6%
Accounting net profit by unit (R$) - annualized	4.05	4.02	0.7%	3.15	28.5%
Total shares by the end of the period - million[6]	7,471	7,460	11	7,462	9
Book value by unit (R$)	23.69	23.73	-0.2%	23.11	2.5%
IoC and Dividends[7] (R$ million)	1,500	1,500	-	1,500	-
Other data	**Mar/25**	**Dec/24**	**Mar/25 x Dec/24**	**Mar/24**	**Mar/25 x Mar/24**
Employees	55,303	55,646	(343)	55,210	93
Stores	1,126	1,239	(113)	1,425	(299)
Points of sale	979	1,025	(46)	1,163	(184)
Own ATMs	7,146	7,615	(469)	9,051	(1,905)
Shared ATMs	24,285	24,214	71	24,108	177

(1) Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 2,060 million in March 2025, R$ 2,219 million in December 2024, and R$ 808 million in March 2024.

(2) Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries).

(3) Recurrence Ratio: Fees / General Expenses.

(4) Including private securities and guarantees (mortgage receivables certificates - "CRI", agricultural receivables certificates - "CRA", credit rights investment funds - "FIDC", and rural product bonds - "CPR", in addition to debentures, promissory notes, commercial papers and floating rates notes).

(5) Including Savings, Demand Deposits, Time Deposits, Debentures, Agribusiness Credit Notes - "LCA", Mortgage Credit Notes - "LCI", Financial Bills, Certificates of Structured Operations - "COE", and Secured Mortgage Notes - "LIG".

(6) Number of shares representing the outstanding share capital, excluding treasury shares.

(7) Mar/25: On January 10th of 2025, approved the distribution of IoC in the amount of R$ 1,500 million.
Dec/24: On October 10th of 2024, approved the distribution of IoC and dividends in the amount of R$ 1,500 million.
Mar/24: On January 11th of 2024, approved the distribution of IoC in the amount of R$ 1,500 million.

Managerial Income Statement

R$ million	1Q25	4Q24	1Q25 x 4Q24	1Q24	1Q25 x 1Q24
Net Interest Income	15,922	15,978	-0.4%	14,790	7.7%
Client NII	15,825	15,780	0.3%	14,457	9.5%
Market NII	97	198	-51.1%	333	-70.9%
Fees	5,137	5,515	-6.9%	4,886	5.1%
Total Revenue	21,058	21,493	-2.0%	19,676	7.0%
Allowance for Loan Losses	(6,390)	(5,932)	7.7%	(6,043)	5.7%
Provision for Loan Losses	(7,012)	(6,682)	4.9%	(6,765)	3.6%
Income from the Recovery of Written-Off Loans	622	750	-17.2%	723	-14.0%
General Expenses	(6,573)	(6,769)	-2.9%	(6,297)	4.4%
Personnel Expenses	(3,189)	(3,306)	-3.5%	(3,059)	4.3%
Administrative Expenses	(3,384)	(3,463)	-2.3%	(3,238)	4.5%
Tax Expenses	(1,341)	(1,485)	-9.7%	(1,332)	0.7%
Investments in Affiliates and Subsidiaries	77	59	30.3%	45	70.1%
Other Operating Income/Expenses	(2,126)	(2,271)	-6.4%	(2,532)	-16.0%
Operating Income	4,704	5,096	-7.7%	3,516	33.8%
Non Operating Income	43	8	n.a.	23	86.8%
Profit before Tax	4,747	5,104	-7.0%	3,539	34.1%
Income Tax and Social Contribution	(823)	(1,177)	-30.1%	(484)	69.9%
Minority Interest	(64)	(73)	-12.4%	(34)	89.5%
Managerial Net Profit	3,861	3,855	0.2%	3,021	27.8%
Accounting Net Profit	3,778	3,746	0.9%	2,936	28.7%

Managerial net profit and ROAE

R$ million


3.3 p.p.
-0.2 p.p.
ROAE
14.1%
15.5%
17.0%
17.6%
17.4%
3,021
3,332
3,664
3,855
3,861
1Q24
2Q24
3Q24
4Q24
1Q25

Net Interest Income

R$ million	1Q25	4Q24	1Q25 x 4Q24	1Q24	1Q25 x 1Q24
Client NII	15,825	15,780	0.3%	14,457	9.5%
Product NII	15,108	15,179	-0.5%	13,810	9.4%
Volume	605,630	596,124	1.6%	573,547	5.6%
Spread (p.a.)	10.51%	10.49%	0.02 p.p.	10.01%	0.50 p.p.
Working Capital	717	601	19.4%	647	10.8%
Market NII	97	198	-51.1%	333	-70.9%
NII	15,922	15,978	-0.4%	14,790	7.7%

Net interest income reached R$ 15,922 million in 1Q25, a decrease of 0.4% over three months. Client NII amounted to R$ 15,825 million, an increase of 0.3% for the quarter, while market NII declined by 51.1%, totaling R$ 97 million. Compared to a year earlier, net interest income grew by 7.7%, with an expansion of 9.5% in client NII, driven by higher volumes and spreads.

For the quarter, client NII grew by 0.3%, as the slight improvement in spread and volume was offset by the fewer number of calendar days in the Product NII, which has shown a slight reduction. On an annual basis, client NII expanded by 9.5%, due to the growth in the credit and funding NII, reflecting the rise of Selic, greater volumes and better mix.

Market NII decreased in the quarter and totaled R$ 97 million, compared to R$ 198 million in the previous quarter, impacted by its negative sensitivity to the rise in interest rates.

Evolution of net interest income

R$ million



0.50 p.p.
0.02 p.p.
Spread (p.a.)
10.01%
9.81%
9.89%
10.49%
10.51%
NII
14,790
14,751
15,227
15,978
15,922
Client NII
14,457
14,493
14,902
15,780
15,825
Market NII
333
258
325
198
97
1Q24
2Q24
3Q24
4Q24
1Q25

NII YoY growth



14.5%
10.6%
15.8%
16.0%
7.7%
1Q24
2Q24
3Q24
4Q24
1Q25

Fees

R$ million	1Q25	4Q24	1Q25 x 4Q24	1Q24	1Q25 x 1Q24
Cards	1,420	1,554	-8.6%	1,238	14.7%
Current Account	900	933	-3.6%	851	5.8%
Insurance Fees	1,028	1,050	-2.1%	951	8.0%
Credit Operations	453	631	-28.2% -8.0%[1]	583	-22.3% -0.4%[1]
Securities Brokerage and Placement	398	421	-5.4%	394	0.9%
Asset Management	414	374	10.6%	368	12.5%
Asset management and pension funds	150	120	24.8%	137	9.4%
"Consórcios"	264	254	3.9%	230	14.4%
Collection Services	277	308	-9.9%	311	-11.0%
Others	246	245	0.5%	189	30.3%
Total Fees	5,137	5,515	-6.9% -4.6%[1]	4,886	5.1% +7.8%[1]

Fees amounted to R$ 5,137 million in 1Q25, decreasing by 6.9% over three months, primarily explained by lower revenues in the card line and credit operations, given the quarter seasonality. The credit operations line was also impacted by the reclassification derived from CMN Resolution No. 4,966. In annual terms, there was an increase of 5.1%, highlighted by revenues from cards, insurance, and current accounts. Disregarding the effects of the new resolution, there would have been a reduction in the quarter of 4.6% and growth of 7.8% compared to the 1Q24.

Evolution of total fees

R$ million


5.1%
-6.9%
4,886
5,182
5,334
5,515
5,137
1Q24
2Q24
3Q24
4Q24
1Q25

1Q25 fee breakdown

R$ million


4,886
182
50
76
(130)
(2)[1]
4
46
(34)
57
5,264[1]
5,137
1Q24
Cards
Current Account
Insurance Fees
Credit Operations
Securities Brokerage and Placement
Asset Management
Collection Services
Others
1Q25

Cards

Card revenues totaled R$ 1,420 million in 1Q25, down by 8.6% for the quarter primarily due to the seasonality of year-end sales, resulting in lower turnover. Compared to 1Q24, these revenues grew by 14.7%, mainly owing to a 12% expansion in credit turnover, anchored by a 11% rise in average spending.

Turnover and average spending[2]

R$ billion


100
103
106
118
111
89.6
92.8
94.9
105.9
96.5
26.5
26.3
26.6
29.3
25.5
63.1
66.4
68.3
76.6
71.0
1Q24
2Q24
3Q24
4Q24
1Q25
Credit
Debit
Average spending (base 100)

Cards revenues

R$ million


1,238
1,328
1,371
1,554
1,420
1Q24
2Q24
3Q24
4Q24
1Q25

(1) Disregarding the CMN Resolution No. 4,966/21 effect. (2) Credit Spending.

Insurance

Insurance fees came to R$ 1,028 million in 1Q25, decreasing by 2.1% for the quarter, given lower origination in credit-related insurance, such as payroll loan and auto loan, and the concentration of annual policies paid in the Q4. In comparison with the same period last year, these revenues expanded by 8.0%, reflecting improved performance in loan-related insurance, fueled by increased loan origination volumes, particularly among Individual customers.


Insurance Revenue
R$ million
951
992
1,058
1,050
1,028
1Q24
2Q24
3Q24
4Q24
1Q25

Securities Brokerage and Placement

Securities brokerage and placement service fees were R$ 398 million in the period, a 5.4% decline for the quarter, attributed to reduced earnings from securities placement. Year-over-year, these revenues grew by 0.9%, driven by a better performance in securities placement.


Securities brokerage and placement revenues
R$ million
394
441
350
421
398
1Q24
2Q24
3Q24
4Q24
1Q25

Current Account

Current account service fees amounted to R$ 900 million in 1Q25, falling by 3.6% over three months, with a decrease in Individuals offsetting growth in SMEs. In comparison to 1Q24, these revenues experienced an expansion of 5.8%, primarily due to SMEs.


Current account revenues
R$ million
43.1
44.5
45.1
45.9
47.0
851
887
920
933
900
1Q24
2Q24
3Q24
4Q24
1Q25
Current Account
Account holders (million)

Asset Management

Asset management fees totaled R$ 414 million in the quarter, advancing by 10.6% over three months owing to higher revenues from funds and "consórcios". In "consórcios", we observed higher origination levels in the first quarter of the year in both annual and quarterly terms.


Asset Management revenues
R$ million
368
381
430
374
414
230
231
240
254
264
137
150
190
120
150
1Q24
2Q24
3Q24
4Q24
1Q25
Asset Management
"Consórcios"

Credit operations and Collections Services

Credit operation fees reached R$ 453 million in 1Q25, representing a reduction of 28.2% over three months and 22.3% for the year, primarily explained by the migration of origination-related fees, in accordance with CMN Resolution No. 4,966/21. Disregarding this reclassification, we would have seen drops of 8.0% in the quarter and 0.4% over the year, mainly due to seasonality compared to previous periods. Meanwhile, collection service revenues totaled R$ 277 million during the period, down by 9.9% quarterly and 11.0% annually.

Allowance for loan losses and cost of risk

R$ million


3.8%
3.7%
3.7%
3.5%
3.7%[1]
6,043
5,896[2]
5,884
5,932
6,390
6,765
6,631
6,797
6,682
7,012
(723)
(735)
(913)
(750)
(622)
1Q24
2Q24
3Q24
4Q24
1Q25
LLP
Recovery of written-off loans
Cost of risk - 12M³

Managerial allowance for loan losses came to R$ 6,390 million in 1Q25, rising by 7.7% in the quarter and 5.7% year-over-year. The increase is mainly attributable to higher loan provision expenses, impacted by changes in the provisioning model promoted by CMN Resolution No. 4,966/21, as well as lower credit recovery during the period.

Loan losses provision expenses rose by 4.9% in the quarter and 3.6% over the year, primarily owing to changes in the provisioning model introduced by CMN Resolution No. 4,966/21.

Revenue from the recovery of written-off loans amounted to R$ 622 million in the quarter, down by 17.2% in three months and 14.0% over the year. We are having a stricter approach in our loan renegotiation processes, impacting both the recovered volume and the volume of renegotiated operations, underscoring the efficiency of our operational strategy. We maintain our commitment to operating with excellence, technology, and data utilization, achieving a more accurate assessment of our customers' life stages.

The annualized quarterly recurring cost of risk reached 3.7%. Starting from 2025, the indicator will adopt a new methodology, related to the CMN Resolution No. 4,966/21, thus not being comparable to prior periods.

(1) Annualized quarterly cost of risk (2) Disregards additional provision of R$ 1,930 million. (3) The cost of risk disregards the effects previously mentioned.

NPL Formation[1]


1.32%
1.20%
1.10%
1.07%
1.23%
6,820
6,313
5,902
5,744
6,766
1Q24
2Q24
3Q24
4Q24
1Q25
NPL formation w/o renegotiated portfolio (R$ million)
NPL formation w/o renegotiated portfolio over the total portfolio¹

NPL formation reached R$ 6,766 million in 1Q25, an increase of 17.8% in the quarter and decrease of 0.8% in the year. The NPL formation to loan portfolio ratio stood at 1.23% for the quarter, marking a growth of 0.16 p.p. in three months and drop of 0.09 p.p. yearly.

Write-off


1.17%
1.12%
1.05%
1.01%
1.11%
6,110
5,939
5,633
5,492
6,079
1Q24
2Q24
3Q24
4Q24
1Q25
Write-off (R$ million)
Write-off over loan portfolio²

Write-off amounted to R$ 6,079 million in 1Q25, representing a rise of 10.7%, R$ 587 million in the quarter. During this period, the write-off to loan portfolio ratio hit 1.11%, representing an increase of 0.10 p.p. in the quarter and drop of 0.06 p.p. in twelve months.

Renegotiated loan portfolio

Starting from January 1, 2025, with the implementation of CMN Resolution No. 4,966/21, the renegotiated portfolio will be presented under a broader concept, including the portfolio with delays of less than 30 days, not being comparable to previous periods. At the end of 1Q25, this portfolio totaled R$ 48.7 billion, drop of 3% in comparison with Dec/24 and 14% yearly, considering the same criteria.

(1) NPL Formation ex-renegotiated loans is calculated by adding the portfolio written-off as loss during the period to changes in the balance of the over-90-day non-performing loan portfolio, over the loan portfolio of the preceding quarter, excluding renegotiated portfolio. (2) Average loan portfolio balance for the last two quarters.

Asset quality

NPL ratio (15 to 90-days)


5.1%
4.9%
4.9%
4.8%
5.6%
3.8%
3.5%
3.6%
3.7%
4.1%
2.0%
1.6%
1.6%
2.0%
1.9%
Mar/24
Jun/24
Sep/24
Dec/24
Mar/25
Corporate and SMEs
Individuals
Total


4.9%
4.3%
4.1%
4.4%
4.5%
0.4%
0.1%
0.1%
0.6%
0.2%
Mar/24
Jun/24
Sep/24
Dec/24
Mar/25
SMEs
Corporate

NPL ratio 15 to 90 days was 4.1% at the end of March 2025, advancing by 0.4 p.p. over the quarter and 0.3 p.p. in the year, impacted by Individual segment.

Within Individuals, the NPL ratio 15 to 90 days reached 5.6% at the end of March 2025, increasing 0.8 p.p. in the quarter and 0.5 p.p. over the year, due to seasonality and mix.

In the Corporate & SMEs segments, the ratio ended March 2025 at 1.9%, decreasing 0.1 p.p. in the quarter and year, impacted by Corporate, with reduction of 0.4 p.p. in the quarter and 0.2 p.p. in the year.

Among SMEs, the indicator stood at 4.5%, implying an increase of 0.1 p.p. in the quarter and decreasing 0.4 p.p. in the year. For Corporate, the ratio stood at 0.2%, decrease of 0.4 p.p. compared to the previous quarter and 0.2 p.p. yearly.

NPL ratio (over 90-days)


4.3%
4.2%
4.2%
4.3%
4.3%
3.2%
3.2%
3.2%
3.2%
3.3%
1.5%
1.6%
1.7%
1.6%
1.9%
Mar/24
Jun/24
Sep/24
Dec/24
Mar/25
Corporate and SMEs
Individuals
Total


4.4%
4.7%
4.8%
4.5%
4.9%
0.1%
0.2%
0.1%
0.04%
0.1%
Mar/24
Jun/24
Sep/24
Dec/24
Mar/25
SMEs
Corporate

NPL ratio over 90 days hit 3.3% at March 2025, an increase of 0.1 p.p. in the quarter and 0.2 p.p.in the year, particularly due to the Corporate & SMEs segments, which increased 0.3 p.p. quarterly and 0.4 p.p. annually.

Within Individual segment, the NPL ratio over 90 days was in 4.3%, remaining stable both quarterly and annually.

For Corporate & SMEs segments, the ratio hit 1.9% at the end of March 2025, increasing 0.3 p.p. in the quarter and 0.4 p.p. in the year.

Growth in Corporate and SMEs is mainly due to SMEs, in which the ratio stood at 4.9%, increasing 0.4 p.p. in the quarter and 0.5 p.p. for the year. In the Corporate segment, the ratio hit 0.1%, rising by 0.1 p.p. quarterly and in annual terms.

Expenses

R$ million	1Q25	4Q24	1Q25 x 4Q24	1Q24	1Q25 x 1Q24
Outsourced Services, Transports, Security and Financial System Services	(952)	(922)	3.3%	(959)	-0.7%
Advertising, promotions and publicity	(164)	(217)	-24.5%	(152)	7.8%
Data processing	(785)	(758)	3.5%	(625)	25.6%
Communications	(63)	(68)	-6.7%	(76)	-17.1%
Rentals	(164)	(167)	-1.6%	(195)	-15.6%
Maintenance and conservation of assets	(62)	(77)	-19.7%	(70)	-11.7%
Water, Electricity and Gas	(43)	(41)	6.8%	(46)	-6.0%
Material	(27)	(32)	-16.1%	(30)	-9.5%
Other	(310)	(353)	-12.2%	(283)	9.4%
Subtotal	(2,570)	(2,634)	-2.4%	(2,436)	5.5%
Depreciation and Amortization[1]	(814)	(830)	-1.8%	(802)	1.5%
Total Administrative Expenses	(3,384)	(3,463)	-2.3%	(3,238)	4.5%
Compensation[2]	(2,132)	(2,293)	-7.0%	(2,018)	5.7%
Charges	(602)	(536)	12.3%	(583)	3.2%
Benefits	(434)	(443)	-2.0%	(425)	2.2%
Training	(21)	(18)	19.0%	(19)	11.5%
Other	(0)	(16)	-99.6%	(15)	-99.6%
Total Personnel Expenses[2]	(3,189)	(3,306)	-3.5%	(3,059)	4.3%
Administrative + Personnel Expenses (excludes depreciation and amortization)	(5,759)	(5,939)	-3.0%	(5,495)	4.8%
Total General Expenses	(6,573)	(6,769)	-2.9%	(6,297)	4.4%
Employees	55,303	55,646	(343)	55,210	93
Stores and points of sale	2,105	2,264	(159)	2,588	(483)

General expenses totaled R$ 6,573 million in 1Q25, decreasing by 2.9% in the quarter, impacted by lower personnel expenses, given the reduced variable compensation compared to the previous quarter, and administrative expenses, due to the seasonality of higher spending on advertising, promotions, and publicity at the end of the year. On an annual basis, general expenses rose by 4.4% primarily influenced by the 2024 collective bargaining agreement applied to the employee salary base starting from 3Q24, alongside higher spending on technology investments. Expenses related to business expansion and technology[3] climbed by 11.1%, while recurring expenses grew by 1.2% over the year.

The efficiency ratio stood at 37.2% in 1Q25, declining by 0.8 p.p. in the quarter and 2.5 p.p. for the year. We remain committed to efficient cost management and a thorough approach to optimizing our processes.

General Expenses


R$ Million
6,297
802
2,436
3,059
6,314
805
2,531
2,979
6,457
812
2,619
3,026
6,769
830
2,634
3,306
6,573
814
2,570
3,189
1Q24
2Q24
3Q24
4Q24
1Q25
Personnel Expenses
Administrative Expenses
Depreciation and Amortization

Efficiency Ratio


39.7%
39.3%
38.9%
38.0%
37.2%
1Q24
2Q24
3Q24
4Q24
1Q25
Efficiency ratio

(1) Excluding 100% of the goodwill amortization expense of R$ 62 million in 1Q25, R$ 109 million in 4Q24, and R$ 85 million in 1Q24. (2) Including profit-sharing. (3) Expenses with business expansion and technology projects include expenses that must support our future growth, such as software amortization and commissions with third-parties in boosting sales.

Other Operating Income and Expenses

R$ million

	1Q25	4Q24	1Q25 x 4Q24	1Q24	1Q25 x 1Q24
Results from credit cards	(452)	(435)	3.9%	(564)	-19.8%
Provisions for contingencies	(928)	(924)	0.4%	(907)	2.3%
Other	(746)	(912)	-18.2%	(1,061)	-29.7%
Other Operating Income (Expenses)	(2,126)	(2,271)	-6.4%	(2,532)	-16.0%

Other operating income and expenses amounted to an expense of R$ 2,126 million in 1Q25, down by 6.4% over the quarter and 16.0% for the year, impacted by the reclassifications stipulated in CMN Resolution No. 4,966/21. Disregarding these effects, we would have seen growth of 11.4% in the quarter and being stable in the year.

Balance Sheet

R$ million

	Mar/25	Dec/24	Mar/25 x Dec/24	Mar/24	Mar/25 x Mar/24
Current Assets and Long-term Assets	1,219,181	1,319,296	-7.6%	1,155,450	5.5%
Cash and Cash Equivalents	14,117	17,505	-19.4%	8,574	64.6%
Financial Assets Measured at Fair Value Through Profit or Loss	237,620	-	n.a.	-	n.a.
Financial Assets Measured at Fair Value Through Others	68,171	-	n.a.	-	n.a.
Interbank Investments	39,516	110,781	-64.3%	112,024	-64.7%
Securities and Derivative Financial Instruments	122,467	322,945	-62.1%	283,645	-56.8%
Interbank Accounts	119,060	118,608	0.4%	108,759	9.5%
Lending Operations	411,226	423,899	-3.0%	408,697	0.6%
Other Receivables	203,860	323,160	-36.9%	231,293	-11.9%
Other Assets	3,145	2,398	31.2%	2,459	27.9%
Permanent Assets	15,459	15,941	-3.02%	14,026	10.2%
Temporary Assets	2,890	2,877	0.4%	775	n.a.
Fixed Assets	4,764	4,943	-3.6%	5,381	-11.5%
Intangibles	7,806	8,122	-3.9%	7,870	-0.8%
Total Assets	1,234,641	1,335,238	-7.5%	1,169,476	5.6%
Current Liabilities and Long-term Liabilities	1,142,138	1,243,244	-8.1%	1,081,378	5.6%
Deposits	492,541	495,328	-0.6%	472,913	4.2%
Money Market Funding	164,702	150,478	9.5%	139,913	17.7%
Funds from Acceptance and Issuance of Securities	169,527	164,264	3.2%	151,072	12.2%
Interbank Accounts	3,295	53	n.a.	1,791	84.0%
Interbranch Accounts	5,971	4,569	30.7%	3,556	67.9%
Borrowings	115,360	109,791	5.1%	84,309	36.8%
Domestic Onlendings - Official Institutions	8,879	8,936	-0.6%	9,652	-8.0%
Derivative Financial Instruments	29,066	34,948	-16.8%	25,359	14.6%
Other Payables	152,796	274,876	-44.4%	192,811	-20.8%
Minority Interest	1,958	1,250	56.7%	1,070	83.1%
Equity	90,544	90,744	-0.2%	87,029	4.0%
Total Liabilities	1,234,641	1,335,238	-7.5%	1,169,476	5.6%

Total assets and liabilities amounted to R$ 1,235 billion at the end of March 2025, a decline of 7.5% over three months, whereas compared to the same period last year, there was an expansion of 5.6%. The variations are primarily attributed to the changes implemented by CMN Resolution No. 4,966/21 and the FX effect in the periods. Shareholders' equity reached R$ 90,544 million during the period, remaining virtually stable (-0.2%) over three months and a growth of 4.0% over twelve months, also impacted by the new resolution.

Expanded loan portfolio

R$ million

	Mar/25	Dec/24	Mar/25 x Dec/24	Mar/24	Mar/25 x Mar/24
Individuals	252,404	254,633	-0.9%	246,717	2.3%
Consumer Finance	83,547	83,029	0.6%	72,211	15.7%
SMEs	77,984	76,636	1.8%	68,883	13.2%
Corporate	132,331	135,358	-2.2%	137,542	-3.8%
Total	546,265	549,657	-0.6%	525,353	4.0%
Private Securities	68,530	67,933	0.9%	61,498	11.4%
Guarantees	67,498	65,103	3.7%	67,168	0.5%
Expanded Portfolio	682,293	682,693	-0.1%	654,020	4.3%

The loan portfolio totaled R$ 546,265 million at the end of March 2025, down by 0.6% from the previous quarter, with disciplined capital allocation, focusing on higher profitability lines and good asset quality, impacted by reductions in the corporate loan portfolio (-2.2%), primarily due to exchange rate fluctuations, and in loans to individuals (-0.9%). Over twelve months, the loan portfolio expanded by 4.0%, mainly driven by growth in loans to individuals (+2.3%), Consumer Finance (+15.7%), and SMEs (+13.2%). Disregarding exchange rate fluctuations, the Corporate loan portfolio would have grown by 0.6% QoQ and decreased by 8.4% YoY. The total portfolio would have increased by 0.2% QoQ and 2.6% YoY.

The expanded loan portfolio, which includes structured capital market operations involving credit risk, guarantees, and securities, reached R$ 682,293 million, remaining virtually stable in the quarter (-0.1%), with guarantees (+3.7%) partially offsetting the loan book decline (-0.6%), and increasing by 4.3% over the year, reflecting the increase in private securities (+11.4%), mainly due to promissory notes and floating rates notes.

Loan concentration[1]

R$ million – Mar/25

	Volume (R$)	Volume / Total Portfolio
Biggest debtor	11,538	1.5%
10 biggest debtors	67,878	8.6%
20 biggest debtors	96,510	12.2%
50 biggest debtors	147,795	18.7%
100 biggest debtors	187,077	23.6%

At the end of March 2025, only 23.6% of our loan exposure was concentrated among the top 100 largest debtors.

(1) Including: the credit installments pending disbursement to construction companies/real estate developers; holdings in debentures, promissory notes, and mortgage receivables certificates (CRI), as well as the credit risk associated with derivatives.

Loan portfolio by product

R$ million	Mar/25	Dec/24	Mar/25 x Dec/24	Mar/24	Mar/25 x Mar/24
Individuals[1]	252,404	254,633	-0.9%	246,717	2.3%
Leasing / Auto loan	8,576	9,098	-5.7%	6,318	35.7%
Credit Card	58,080	57,685	0.7%	49,266	17.9%
Payroll Loans	68,706	71,124	-3.4%	72,006	-4.6%
Mortgages	68,094	67,346	1.1%	64,593	5.4%
Agricultural Loans	10,399	10,666	-2.5%	12,481	-16.7%
Personal Loans / Other	38,549	38,714	-0.4%	42,054	-8.3%
Consumer Finance	83,547	83,029	0.6%	72,211	15.7%
Individuals	70,755	70,910	-0.2%	62,498	13.2%
Companies	12,792	12,120	5.5%	9,713	31.7%
Corporate and SMEs[1]	210,315	211,994	-0.8%	206,425	1.9%
Leasing / Auto loan	3,544	3,716	-4.6%	3,580	-1.0%
Mortgages	4,005	3,703	8.2%	3,294	21.6%
Trade Finance	92,344	95,975	-3.8%	86,857	6.3%
On-lending	7,503	7,850	-4.4%	7,843	-4.3%
Agricultural Loans	11,813	11,709	0.9%	12,081	-2.2%
Working Capital / Others	91,106	89,042	2.3%	92,771	-1.8%
Total	**546,265**	**549,657**	**-0.6%**	**525,353**	**4.0%**
Private securities	68,530	67,933	0.9%	61,498	11.4%
Guarantees	67,498	65,103	3.7%	67,168	0.5%
Expanded Loan Portfolio	682,293	682,693	-0.1%	654,020	4.3%

Individuals loan portfolio

Individuals loan portfolio amounted to R$ 252,404 million at the end of March 2025, a contraction of 0.9% over three months, largely explained by a 3.4% decline in payroll loans, and growth of 2.3% in twelve months.

The individual's credit card portfolio reached R$ 58,080 million, showing increases of 0.7% for the quarter and 17.9% for the year.

The payroll loan portfolio totaled R$ 68,706 million, experiencing declines of 3.4% in the quarter and 4.6% annually, still reflecting lending selectivity with a focus on maximizing return on capital.

The personal loans/other portfolio, which includes renegotiated loans, came to R$ 38,549 million, down by 0.5% in the quarter and 8.5% over twelve months, primarily explained by the decline in the renegotiated loan portfolio, reflecting the improved quality of our loan portfolio, with a stronger focus on clients with higher ratings.

Individuals loan portfolio mix by product


2.5%
5.1%
17.1%
20.0%
26.2%
29.2%
3.6%
4.2%
15.2%
22.7%
26.4%
27.9%
3.4%
4.1%
15.3%
23.0%
27.0%
27.2%
Mar/24
Dec/24
Mar/25
Payroll Loans
Mortgages
Credt Card
Personal Loan/ Other
Agribusiness
Leasing/ Auto Loan

(1) There was migration between the products, without effect in the total portfolio by segment. For better comparison, we reclassified the lines for 2024.

Consumer Finance and auto loans

The consumer finance portfolio totaled R$ 83,547 million, with most of it allocated towards vehicles, showing increases of 0.6% for the quarter and 15.7% for the year. Meanwhile, the total portfolio of auto loans to individuals, comprising operations conducted by both the Consumer Finance unit and the Bank's distribution channels, reached R$ 75,675 million in the quarter, up by 1.1% in three months and 17.7% over twelve months.

Consumer Finance portfolio mix


R$ million
72,211
83,029
83,547
11%
12%
11%
89%
88%
89%
Mar/24
Dec/24
Mar/25
Vehicles
Goods & Services

Our lending expertise is a competitive edge, and the Consumer Finance unit continues to stand out as a key component of the credit pillar. We keep exploring the Consumer Finance cross-selling and strategic partnerships, with 6 of the largest automakers in the country, contributing to healthy portfolio growth, keeping NPL over 90-day at controlled levels, stable for the quarter and down by 1 p.p. for the year.

Individual auto loan portfolio by channel


R$ million
64,317
74,844
75,675
6,318
9,098
8,576
57,999
65,746
67,099
Mar/24
Dec/24
Mar/25
Santander Financiamentos
Internal channel

Auto loan origination


R$ million
12,442
13,745
11,241
1Q24
4Q24
1Q25

Portfolio LTV (Mar/25): 59.0%

Corporate and SMEs loans

The expanded Corporate & SMEs loan portfolio totaled R$ 329,125 million, advancing by 0.4% over three months and 3.3% over the year. At the end of March/25, 36.3% of our expanded Corporate & SMEs loan portfolio consisted of guarantees and private securities (+0.8 p.p. QoQ and +0.9 p.p. YoY).

The expanded Corporate loan portfolio amounted to R$ 244,848 million, stable in three months and declining 1.3% over twelve months, reflecting our increased selectivity in pursuit of more attractive returns, coupled with the effect of exchange rate fluctuations. Disregarding the currency effect, the expanded portfolio in the segment would have grown by 1.5% in the quarter and dropped by 1.3% in the year. In private securities, we observed an increase of 1.5% in the quarter and 20.9% over the year, mainly due to promissory notes and repo securities in the quarter, while guarantees advanced by 3.5% in three months and 0.4% in twelve months.

The expanded SMEs loan portfolio amounted to R$ 85,227 million, rising by 1.6% over three months and 9.3% for the year, with growth concentrated in loan portfolio, while private securities and guarantees decreased by 0.4% in the quarter and 20.0% in the year. The growth already reflects the advancements in our offering for the segment, boosting primary relationships.

Expanded Corporate and SMEs loan portfolio mix by segment


R$ million
319,685
328,867
330,125
24%
26%
26%
76%
74%
74%
Mar/24
Dec/24
Mar/25
Corporate
SMEs

Expanded Corporate and SMEs loan portfolio mix by instrument


36.3%
63.7%
Private Securities and guarantees
Loan porfolio

Funding

R$ million	Mar/25	Dec/24	Mar/25 x Dec/24	Mar/24	Mar/25 x Mar/24
Demand deposits	50,436	41,355	22.0%	37,484	34.6%
Saving deposits	54,786	57,453	-4.6%	57,093	-4.0%
Time deposits	381,500	390,230	-2.2%	374,283	1.9%
Repo products[1]	12,536	13,689	-8.4%	18,016	-30.4%
Mortgage (LCI) and Agribusiness (LCA) credit notes	78,340	78,246	0.1%	79,713	-1.7%
Financial bills and others[2]	73,887	64,555	14.5%	56,837	30.0%
Funding from clients (A)	651,486	645,526	0.9%	623,427	4.5%
(-) Reserve Requirements	(92,488)	(91,825)	0.7%	(83,824)	10.3%
Funding Net of Reserve Requirements	558,998	553,701	1.0%	539,603	3.6%
Borrowing and Onlendings	8,910	8,941	-0.4%	9,711	-8.3%
Subordinated Debts	23,659	23,342	1.4%	20,395	16.0%
Offshore Funding	131,643	129,637	1.5%	97,354	35.2%
Total Funding (B)	723,210	715,621	1.1%	667,063	8.4%
Assets under management[3]	439,745	429,432	2.4%	409,743	7.3%
Total Funding and Asset under management	1,162,955	1,145,053	1.6%	1,076,806	8.0%
Total Credit from clients[4] (C)	614,796	617,590	-0.5%	586,851	4.8%
C/B (%)	85.0%	86.3%	-1.3 p.p.	88.0%	-3.0 p.p.
C/A (%)	94.4%	95.7%	-1.3 p.p.	94.1%	0.2 p.p.

The customer funding balance reached R$ 651,486 million at the end of March 2025, showing an increase of 0.9% in the quarter with higher inflows from financial bills, given higher liquidity in the market, and demand deposits, due to funding balance in foreign currency, mainly in large companies, offsetting the seasonal decrease in time deposits and savings. In annual terms, customer funding grew by 4.5%, primarily attributed to time deposits, given the current interest rate levels, demand deposits and financial bills. We continue to move forward with our funding plan, which is based on optimizing the mix with a higher share of individuals, thereby reducing the bank's funding costs. Currently, the Individual segment[5] accounts for 45%, with an increase of 2 p.p. over 12 months.

Capital

R$ million	Mar/25	Dec/24	Mar/25 x Dec/24	Mar/24	Mar/25 x Mar/24
Tier I Capital	88,002	85,563	2.9%	82,927	6.1%
CET1	80,206	77,548	3.4%	76,345	5.1%
Additional Tier I	7,796	8,015	-2.7%	6,582	18.4%
Tier II Capital	16,098	15,488	3.9%	14,083	14.3%
Adjusted Capital (Tier I and II)	104,100	101,051	3.0%	97,011	7.3%
Risk Weighted Assets (RWA)	725,641	707,454	2.6%	670,660	8.2%
Credit Risk Capital requirement	604,366	603,287	0.2%	575,061	5.1%
Market Risk Capital requirement	48,127	43,524	10.6%	38,119	26.3%
Operational Risk Capital requirement	73,148	60,643	20.6%	57,479	27.3%
Basel Ratio	14.3%	14.3%	0.1 p.p.	14.5%	-0.1 p.p.
Tier I (%)	12.1%	12.1%	0.0 p.p.	12.4%	-0.2 p.p.
CET1 (%)	11.1%	11.0%	0.1 p.p.	11.4%	-0.3 p.p.
Additional Tier I (%)	1.1%	1.1%	-0.1 p.p.	1.0%	0.1 p.p.
Tier II (%)	2.2%	2.2%	0.03 p.p.	2.1%	0.1 p.p.

The BIS ratio stood at 14.3%%, a rise of 0.1 p.p. in the quarter, explained by the quarter net profit. Compared to the same period last year, the BIS ratio decreased 0.1 p.p., mainly due to the growth of the risk weighted assets partially offset by the increase of the adjusted capital.

(1) Backed by debentures. (2) Includes notes secured by real estate and COE. (3) According to ANBIMA criteria. (4) Disregarding guarantees. Considering private securities. (5) Includes the Private Banking.

Reconciliation of accounting and managerial results

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

	1Q25	Reclassifications						1Q25
R$ Million	**Accounting**	**Exchange Hedge[1]**	**Credit Recovery[2]**	**Amort. of goodwill[3]**	**Profit Sharing**	**FX Effects (net)**	**Other events[4]**	**Managerial**
Net Interest Income	**13,546**	**(256)**	**60**	**-**	**-**	**2,775**	**(204)**	**15,922**
Allowance for Loan Losses	(6,314)	-	(60)	-	-	-	(16)	(6,390)
FX Effects (net)	2,775	-	-	-	-	(2,775)	-	-
Net Interest Income After Loan Losses	**10,008**	**(256)**	**0**	**-**	**-**	**-**	**(220)**	**9,532**
Fees	5,470	-	-	-	-	-	(334)	5,137
General Expenses	(5,825)	-	-	82	(722)	-	(109)	(6,573)
Personnel Expenses	(2,467)	-	-	-	(722)	-	-	(3,189)
Administrative Expenses	(3,357)	-	-	82	-	-	(109)	(3,384)
Tax Expenses	(1,597)	256	-	-	-	-	-	(1,341)
Investments in Affiliates and Subsidiaries	77	-	-	-	-	-	-	77
Other Operating Income/Expenses	(2,790)	-	-	-	-	-	663	(2,126)
Operating Income	**5,343**	**-**	**0**	**82**	**(722)**	**-**	**0**	**4,704**
Non Operating Income	43	-	-	-	-	-	-	43
Net Profit Before Tax	**5,387**	**-**	**0**	**82**	**(722)**	**-**	**0**	**4,747**
Income Tax and Social Contribution	(823)	-	-	-	-	-	-	(823)
Profit Sharing	(722)	-	-	-	722	-	-	-
Minority Interest	(64)	-	-	-	-	-	-	(64)
Net Profit	**3,778**	**-**	**0**	**82**	**-**	**-**	**0**	**3,861**

(1) Currency Hedge: under Brazilian tax rules, gains (losses) on foreign currency investments derived from exchange rate fluctuations are not taxable (deductible) for PIS/COFINS purposes. This tax treatment results in exchange rate exposure to taxes. A currency hedge position was established with the objective of protecting the net profit from the impact of exchange rate fluctuations associated with this exposure arising from overseas investments (branches and subsidiaries);
(2) Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted. Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided;
(3) Amortization of Goodwill: reversal of goodwill amortization expense;
(4) Other events: Reclassifications from Other Operating Income/Expenses to Net Interest Income, Fees, and General Expenses. Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments.

CMN Resolution No. 4,966/2021 implementation impacts

CMN Resolution No. 4,966/2021 went into effect on January 1st, 2025, modifying concepts and accounting criteria with implications for Allowance for Loan Losses and reclassification of certain lines to more accurately represent the effective interest rate of operations. For clarity, the impacts of the regulatory change are outlined below:

	Before	After	
Net Interest Income	• Interest Income • Funding cost	• Interest Income • Funding cost • Origination fees • Origination costs	EFFECTIVE INTEREST RATE COMPOSITION
Allowance for loan losses	• Provision under Resolution No. 2,682/99 • Definition of overdue and AA-H ratings • Stop accrual 60 days	• Provision based on expected loss model + minimum thresholds under Resolution No. 4,966/21 • Stop accrual 90 days	DEFINITION OF EXPECTED LOSS
Fees	• Origination fees	• Origination fees Migrated to Net Interest Income	EFFECTIVE INTEREST RATE COMPOSITION
Other Operational Expenses	• Origination costs	• Origination costs Migrated to Net Interest Income	EFFECTIVE INTEREST RATE COMPOSITION